UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2011 AND 2010

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

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REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of income and cash flows for the three-month periods ended March 31, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  As described in Note 3(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of March 31, 2011 and 2010 of the investees, which were reviewed by the other independent accountants.  Our review, insofar as it related to the investment income amounted to NT$34 million and NT$14 million for the three-month periods ended March 31, 2011 and 2010, and the related long-term investment balances of NT$4,835 million and NT$4,941 million as of March 31, 2011 and 2010, respectively, are based solely on the reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 2 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

April 20, 2011

Notice to Readers

The accompanying unaudited consolidated financial statements are intended only to present the consolidated  financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated  financial statements are those generally accepted and applied in the Republic of China.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
March 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		As of March 31,				As of March 31,
Assets	Notes	2011	2010	Liabilities and Stockholders' Equity	Notes	2011	2010
Current assets				Current liabilities
Cash and cash equivalents	3(1)	$49,643,038	$62,766,520	Short-term loans	3(12)	$6,444,863	$95,682
Financial assets at fair value through profit or loss, current	3(2)	1,016,574	2,054,131	Financial liabilities at fair value through profit or loss, current	3(13)	1,904,388	1,740,855
Available-for-sale financial assets, current	3(5)	6,298,149	5,608,866	Notes and accounts payable		7,067,367	5,627,693
Notes receivable	1, 2	75,032	453,501	Income tax payable		1,999,393	519,076
Accounts receivable, net	1, 2, 3(3)	18,161,100	17,320,352	Accrued expenses		10,765,138	9,158,029
Accounts receivable-related parties, net	1, 2, 4	173,345	158,621	Payable on equipment		11,159,429	5,061,302
Other receivables	1, 2	615,581	514,623	Current portion of long-term liabilities	3(14), 3(15), 5	6,500,945	12,886,154
Inventories, net	3(4)	14,114,066	9,786,683	Deferred income tax liabilities, current		12,771	6,925
Prepaid expenses		1,022,639	681,707	Other current liabilities		862,873	611,109
Non-current assets held for sale		16,831	-	Total current liabilities		46,717,167	35,706,825
Deferred income tax assets, current		941,609	801,666
Restricted assets		20,791	-
Other current assets		-	2,041	Long-term liabilities
Total current assets		92,098,755	100,148,711	Long-term loans	3(15), 5	7,300,724	797,067
				Total long-term liabilities		7,300,724	797,067
Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(2)	82,008	78,840
Available-for-sale financial assets, noncurrent	3(5)	26,305,098	31,788,494	Other liabilities
Financial assets measured at cost, noncurrent	3(6), 3(11)	8,459,881	7,496,911	Accrued pension liabilities		3,302,033	3,271,832
Long-term investments accounted for under the equity method	3(7), 3(11), 9(7)	9,485,481	11,897,422	Deposits-in		22,211	16,834
Prepayment for long-term investments		428,499	-	Deferred income tax liabilities, noncurrent		22,928	9,751
Debts investment without active market, noncurrent	3(8)	-	17,964	Other liabilities-others	3(7)	161,508	193,232
Total funds and investments		44,760,967	51,279,631	Total other liabilities		3,508,680	3,491,649
				Total liabilities		57,526,571	39,995,541
Property, plant and equipment	3(9), 5, 6
Land		2,252,604	1,049,619
Buildings		26,156,535	21,009,427
Machinery and equipment		518,391,379	459,755,824
Transportation equipment		74,147	73,207	Capital	3(16), 3(17)
Furniture and fixtures		3,628,189	3,316,868	Common stock		129,879,123	129,879,123
Leasehold improvements		743,758	53,084	Additional paid-in capital	3(7), 3(17)
Total cost		551,246,612	485,258,029	Premiums		44,203,728	44,203,728
Less : Accumulated depreciation		(436,300,150)	(412,975,802)	Treasury stock transactions		147,242	8,023
Less : Accumulated impairment		(1,709,221)	(1,845,057)	Change in equities of long-term investments		1,841	-
Add : Construction in progress and prepayments		25,916,914	20,460,965	Employee stock options		917,778	316,897
Property, plant and equipment, net		139,154,155	90,898,135	Retained earnings	3(7), 3(19)
				Legal reserve		1,064,881	-
Intangible assets				Unappropriated earnings		31,614,171	14,106,043
Goodwill		295,225	15,060	Adjusting items in stockholders' equity	3(5), 3(7), 3(16), 3(18)
Total intangible assets		295,225	15,060	Cumulative translation adjustment		(4,687,082)	(865,761)
				Unrealized gain or loss on financial instruments		23,028,185	26,919,623
Other assets				Treasury stock		(6,223,357)	(6,733,732)
Deferred charges		1,276,398	1,489,929	Total stockholders' equity of parent company		219,946,510	207,833,944
Deferred income tax assets, noncurrent		2,889,468	3,105,358
Other assets-others	3(10), 5	2,664,628	1,947,681	Minority interests		5,666,515	1,055,020
Total other assets		6,830,494	6,542,968	Total stockholders' equity		225,613,025	208,888,964

Total assets		$283,139,596	$248,884,505	Total liabilities and stockholders' equity		$283,139,596	$248,884,505

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the three-month periods ended March 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

For the three-month periods ended March 31,
Notes	2011	2010
Operating revenues	4
Sales revenues	$30,773,722	$26,283,165
Less : Sales returns and discounts	(182,769)	287,915
Net Sales	30,590,953	26,571,080
Other operating revenues	574,723	766,712
Net operating revenues	31,165,676	27,337,792
Operating costs	3(4), 3(17)
Cost of goods sold	(23,202,274)	(20,309,146)
Other operating costs	(289,239)	(459,153)
Operating costs	(23,491,513)	(20,768,299)
Gross profit	7,674,163	6,569,493
Unrealized intercompany profit	(360)	(46,928)
Realized intercompany profit	-	51,009
Gross profit-net	7,673,803	6,573,574
Operating expenses	3(17)
Sales and marketing expenses	(622,833)	(650,037)
General and administrative expenses	(887,111)	(753,519)
Research and development expenses	(2,303,714)	(2,009,752)
Subtotal	(3,813,658)	(3,413,308)
Operating income	3,860,145	3,160,266
Non-operating income
Interest revenue	39,171	34,317
Gain on disposal of property, plant and equipment	10,399	8,125
Gain on disposal of investments	431,753	272,950
Exchange gain, net	204,820	-
Gain on valuation of financial assets	3(2)	-	150,980
Gain on valuation of financial liabilities	3(13)	313,632	118,517
Other income	385,439	193,882
Subtotal	1,385,214	778,771
Non-operating expenses
Interest expense	3(9)	(43,794)	(1,500)
Investment loss accounted for under the equity method, net	3(7)	(70,997)	(156,036)
Loss on disposal of property, plant and equipment	(8,440)	(5,156)
Exchange loss, net	-	(30,313)
Financial expenses	(17,483)	(17,514)
Impairment loss	3(11)	(118,995)	(7,423)
Loss on valuation of financial assets	3(2)	(108,899)	-
Other losses	(18,102)	(109,706)
Subtotal	(386,710)	(327,648)
Income from continuing operations before income tax	4,858,649	3,611,389
Income tax expense	(445,839)	(145,887)
Net income	$4,412,810	$3,465,502

Attributable to:
Stockholders of the parent	$4,483,493	$3,482,165
Minority interests	(70,683)	(16,663)
Net income	$4,412,810	$3,465,502

Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	3(20)
Net income attributable to stockholders of the parent	$0.39	$0.36	$0.29	$0.28

Earnings per share-diluted (NTD)	3(20)
Net income attributable to stockholders of the parent	$0.38	$0.35	$0.28	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2011	2010
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$4,483,493	$3,482,165
Net loss attributable to minority interests	(70,683)	(16,663)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,620,946	7,976,343
Amortization	108,276	141,236
Bad debt expenses (reversal)	(16,220)	234
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	150,367	(128,571)
Cash dividends received under the equity method	236,520	48,753
Investment loss accounted for under the equity method	70,997	156,036
Gain on valuation of financial assets and liabilities	(204,733)	(269,497)
Impairment loss	118,995	7,423
Gain on disposal of investments	(431,753)	(272,950)
Gain on disposal of property, plant and equipment	(1,959)	(2,969)
Amortization of financial assets discounts	-	(4,231)
Amortization of bond discounts	58,101	56,260
Amortization of administrative expenses from syndicated loans	818	-
Exchange loss on financial assets and liabilities	91,187	9,158
Exchange loss (gain) on long-term liabilities	51,656	(40,176)
Exchange gain on disposal of non-current assets held for sale	(598)	-
Amortization of deferred income	(29,103)	(49,856)
Stock-based payment	213,470	154,740
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(22,678)	122,653
Notes and accounts receivable	734,053	(953,617)
Other receivables	97,404	195,626
Inventories	(1,196,751)	(547,025)
Prepaid expenses	(194,371)	(11,706)
Deferred income tax assets and liabilities	(111,118)	(200,279)
Other current assets	-	(2,041)
Notes and accounts payable	(56,876)	200,076
Accrued expenses	30,591	370,290
Other current liabilities	(17,055)	266,152
Accrued pension liabilities	2,473	10,113
Other liabilities-others	(12,783)	51,866
Net cash provided by operating activities	11,702,666	10,749,543

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	-	(72,000)
Acquisition of available-for-sale financial assets	-	(173,414)
Proceeds from disposal of available-for-sale financial assets	584,881	594,292
Acquisition of financial assets measured at cost	(1,051,243)	(218,366)
Proceeds from disposal of financial assets measured at cost	49,863	132,600
Acquisition of long-term investments accounted for under the equity method	(450,541)	(95,000)
Prepayment for long-term investments	(428,499)	-
Proceeds from capital reduction and liquidation of investments	13,831	16,741
Net cash received from acqusition of subsidiaries	-	445,176
Net cash paid for disposal of subsidiaries	(93,668)	-
Acquisition of property, plant and equipment	(15,691,397)	(10,036,968)
Proceeds from disposal of property, plant and equipment	(815)	9,648
Increase in deferred charges	(73,970)	(190,747)
Decrease in restricted assets	30	-
Decrease (increase) in other assets-others	9,692	(9,219)
Net cash used in investing activities	(17,131,836)	(9,597,257)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2011	2010
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans	$2,322,961	$(31,791)
Proceeds from long-term loans	1,480,000	100,000
Repayments of long-term loans	(69,483)	-
Exercise employee stock options	-	2,542
Treasury stock acquired	-	(4,843,588)
Proceeds from disposal of treasury stock	6,405	7,097
Increase (decrease) in deposits-in	(2,002)	1,625
Increase in minority stockholders	13,152	323,712
Net cash provided by (used in) financing activities	3,751,033	(4,440,403)
Effect of exchange rate changes on cash and cash equivalents	50,070	(98,323)
Net decrease in cash and cash equivalents	(1,628,067)	(3,386,440)
Cash and cash equivalents at beginning of period	51,271,105	66,152,960
Cash and cash equivalents at end of period	$49,643,038	$62,766,520

Supplemental disclosures of cash flow information:
Cash paid for interest	$52,576	$3,027
Less: Cash paid for capitalized interest	(14,336)	(2,762)
Cash paid for interest excluding capitalized interest	$38,240	$265
Cash paid for income tax	$51,348	$16,765

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$14,246,357	$9,611,954
Discount on property, plant and equipment	(10,757)	(1,592)
Add: Payable at beginning of period	12,620,481	5,487,908
Less: Effect of disposal of subsidiaries	(5,255)	-
Less: Payable at end of period	(11,159,429)	(5,061,302)
Cash paid for acquiring property, plant and equipment	$15,691,397	$10,036,968

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement.  According to this order, the Company is only required to disclose the differences of accounting policies between the latest annual audited consolidated financial statements and the current ones and to disclose the consolidated entities.  The following items can be exempt from disclosures:

i.        History and organization;

ii.      Income tax;

iii.    Pension plan;

iv.    Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.      Attachments pertaining to significant transactions, investments, and investments in Mainland China.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2010, except those stated below:

General Description of Reporting Entities

a.  Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”(R.O.C. SFAS 25), in which goodwill is not subject to amortization.

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b.  The consolidated entities are as follows:
     As of March 31, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL) (Note A)	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	55.56
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.32
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.06
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.26
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.89
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	WAVETEK MICROELECTRONICS CORPORATION	GaAs Foundry service	99.79
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	Sales and manufacturing of LED lighting	93.69
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	90.97
NBI	UNISTARS CORP.	High brightness LED packages	65.63
NBI	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	51.49
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44
NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
JENENERGY	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Manufacture and sale of solar cells	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00

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As of March 31, 2010

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA) (UMC SAMOA) (Note B)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	UMCI LTD. (UMCI) (Note C)	Sales and manufacturing of integrated circuits	100.00
UMC	NBI	Investment holding	100.00
UMC	AWL	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	51.74
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MOS) (Note D)	IC Packaging	54.72
UNITRUTH	MOS	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING	LED lighting manufacturing and sale	95.54
NBI	EVERRICH	Solar engineering integrated design services	92.25
NBI	TOPCELL	Solar power cell manufacturing and sale	60.00
NBI	UNITED LED CORPORATION HONG KONG LIMITED (ULC-HK)	Investment holding	100.00
ULC-HK	UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	42.10

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Note A: On March 25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of March 31, 2011.  The liquidation of AWL was accounted for as an organization restructuring.  As such, the Company continues accounting for ownership of AWL under equity method and it is included as a consolidated subsidiary until liquidation has been completed.

Note B: On November 4, 2010, UMC SAMOA has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UMC SAMOA is not included as a consolidated subsidiary as of March 31, 2011.

Note C: On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UMCI is not included as a consolidated subsidiary as of March 31, 2011.

Note D: On March 10, 2011, MOS has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and MOS is not included as a consolidated subsidiary as of March 31, 2011.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not properly classified in another receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date.  Effective January 1, 2011, the Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with financial assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

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Operating Segment Information

An operating segment is a component of an entity that has the following characteristics:

a.   Engaging in business activities from which it may earn revenues and incur expenses;

b.  Whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.   For which discrete financial information is available.

2. ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34).  The change in accounting principles increased consolidated net income by NT$0.7 million and had no significant effect on earnings per share for the three-month period ended March 31, 2011.

Operating Segment Information

Effective from January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or earnings per share for the three-month periods ended March 31, 2011 and 2010.

3. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of March 31,
	2011	2010
Cash
Cash on hand	$4,056	$3,585
Checking and savings accounts	12,268,391	8,827,188
Time deposits	32,182,118	45,021,335
Subtotal	44,454,565	53,852,108

Cash equivalents	5,188,473	8,914,412
Total	$49,643,038	$62,766,520

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(2)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of March 31,
	2011	2010
Current
Listed stocks	$517,656	$1,577,688
Corporate bonds	495,076	384,980
Forward contracts	3,842	2,928
Interest rate swap agreements	-	88,535
Subtotal	1,016,574	2,054,131
Noncurrent
Convertible bonds	82,008	78,840
Total	$1,098,582	$2,132,971

During the three-month periods ended March 31, 2011 and 2010, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a loss of NT$93 million and a gain of NT$133 million, respectively.

(3) ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2011	2010
Accounts receivable	$18,489,510

		$17,618,960
Less: Allowance for sales returns and discounts	(273,026)

		(282,140)
Less: Allowance for doubtful accounts	(55,384)

		(16,468)
Net	$18,161,100

		$17,320,352

(4) INVENTORIES, NET

As of March 31,
	2011	2010
Raw materials

$2,196,067

$1,006,309
Supplies and spare parts

2,306,137

2,016,949
Work in process

8,587,728

7,522,141
Finished goods

2,483,908

519,189
Total

15,573,840

11,064,588
Less: Allowance for loss on decline in market value and obsolescence

(1,459,774)

(1,277,905)
Net

$14,114,066

$9,786,683

a.       The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist.  As a result, the Company recognized gains of NT$54 million and NT$145 million on recovery of market value of inventories during the three-month periods ended March 31, 2011 and 2010, respectively.

b.       Inventories were not pledged.

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(5) AVAILABLE-FOR-SALE FINANCIAL ASSETS

As of March 31,

2011

2010

Current

Common stocks

$6,298,149	$5,608,866

Noncurrent

Common stocks

	25,885,714	31,381,689

Depositary receipts

	367,454	341,048

Funds

	51,930	65,757

Subtotal

	26,305,098	31,788,494
Total	$32,603,247	$37,397,360

During the three-month periods ended March 31, 2011 and 2010, the net unrealized losses adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$4,104 million and NT$3,534 million, respectively.  Additionally, the Company recognized gains of NT$416 million and NT$357 million due to the disposal of available-for-sale assets during the three-month periods ended March 31, 2011 and 2010, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6)  FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2011

2010

Common stocks

	$5,948,171	$4,827,326

Preferred stocks

	1,923,875	1,961,394

Funds

	562,801	644,903

Convertible bonds

	25,034	27,021

Derivatives embedded in convertible bonds

	-	36,267
Total	$8,459,881	$7,496,911

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The Company acquired 80 thousand shares of RALINK TECHNOLOGY CORP. (RALINK) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ TECHNOLOGY CO., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009, 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009 and 2.5 million shares of CRYSTALWISE THCHNOLOGY INC. (CRYSTALWISE) through private placement in August 2010.  In addition, 500 units of convertible bonds acquired through private placement in September 2009 were converted to 2 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of RALINK, INPAQ, FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA, TOPOINT and CRYSTALWISE will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012, September 23, 2012 and September 23, 2013, respectively.

(7)  LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.  Details of long-term investments accounted for under the equity method are as follows:

As of March 31,

2011

2010

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

Unlisted companies
UMCI LTD. (UMCI) (Note A)	$-	100.00	$-	-
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note B)	35,237	89.99	35,237	89.99
MOS ART PACK CORP. (MOS) (Note C)	238,373	72.98	-	-
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note D)	214,930	50.00	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note D)	670,735	50.00	-	-
LIST EARN ENTERPRISE INC.	9,293	49.00	9,731	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note D)	3,009	49.00	-	-
ACHIEVE MADE INTERNATIONAL LTD.	34,597	48.54	57,172	48.54
ALLIANCE OPTOTEK CORP.	157,997	48.43	205,032	48.05
MTIC HOLDINGS PTE. LTD.	241,085	46.49	248,675	46.49
YUNG LI INVESTMENTS, INC.	219,939	45.16	250,216	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,821,562	45.00	1,983,243	45.00
AEVOE INTERNATIONAL LTD.	103,318	43.77	55,129	43.77
POWER LIGHT TECH CO., LTD.	43,080	42.33	114,283	42.62
WALTOP INTERNATIONAL CORP.	209,160	42.32	227,233	46.35
UNITECH CAPITAL INC.	826,148	42.00	842,068	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,456,625	36.49	3,558,503	36.49
UC FUND II	83,080	35.45	99,050	35.45
EXOJET TECHNOLOGY CORP.	96,163	34.32	-	-
SOLAR GATE TECHNOLOGY CO., LTD.	133,676	32.73	93,782	25.00
CRYSTAL MEDIA INC.	28,410	31.80	38,329	32.27
CTC CAPITAL PARTNERS I, L. P.	122,828	31.40	142,587	31.40
ANOTO TAIWAN CORP.	4,760	24.12	4,733	24.12
HIGH POWER LIGHTING CORP.	34,816	22.29	43,556	22.29
UNIMICRON HOLDING LIMITED	552,479	21.93	540,202	25.25
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (DAIWA) (Note E)	59,863	12.52	-	-
TRANSLINK CAPITAL PARTNERS I L. P. (TRANSLINK) (Note E)	77,171	10.55	72,019	10.55
TRANSLINK CAPITAL PARTNERS II L. P. (TRANSLINK) (Note E)	7,147	9.76	-	-
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note F)	-	-	-	49.99
NEXPOWER TECHNOLOGY CORP.	-	-	3,181,230	45.97
XGI TECHNOLOGY INC.	-	-	65,216	31.85
AMIC TECHNOLOGY CORP. (AMIC) (Note G)	-	-	-	25.87
MOBILE DEVICES INC.	-	-	30,196	20.16
Total	$9,485,481		$11,897,422

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Note A:

On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of March 31, 2011.  As of March 31, 2011, the ending balance of the Company’s long-term investment towards UMCI was a credit balance of NT$0.3 million and it was recorded as Other liabilities-others.

Note B:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of March 31, 2011.
Note C:	On March 10, 2011, MOS has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of March 31, 2011.
Note D:	The Company uses the equity method to account for its investment in UNITED HK, SHENYANG U-LIGHTING and SHANDONG HUAHONG, which are jointly controlled entities.
Note E:	According to the partnership contract, the Company has significant influence over DAIWA and TRANSLINK, and they are accounted for under the equity method.
Note F:

PACIFIC has filed for liquidation through a decision at its stockholders’ meeting on June 27, 2006.  PACIFIC obtained the approval of liquidation completion from the Taipei District Court on May 14, 2010.

Note G:

The Company’s investment in AMIC was reclassified to “Financial assets measured at cost, noncurrent” in June 2010 because the Company’s ownership in AMIC decreased, and it ceased to have significant influence.

b.   The change of investees’ equity was charged to the Company’s equity.  For the three-month periods ended March 31, 2011 and 2010, the changes charged to additional paid-in capital were increases of NT$2 million and NT$0, respectively, and the changes charged to retained earnings were decreases of NT$0 and NT$25 million, respectively.

c.   Total losses arising from investments accounted for under the equity method were NT$71 million and NT$156 million for the three-month periods ended March 31, 2011 and 2010, respectively.  Investment income amounted to NT$34 million and NT$14  million for the three-month periods ended March 31, 2011 and 2010, respectively, and the related long-term investment balances of NT$4,835  million and NT$4,941 million as of March 31, 2011 and 2010, respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d.  The long-term equity investments were not pledged.

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(8)  DEBTS INVESTMENT WITHOUT ACTIVE MARKET, NONCURRENT

As of March 31,
2011	2010

Convertible bonds

$-	$17,964

      The Company acquired 500 units of convertible bonds issued by TOPOINT Technology CO., LTD. (TOPOINT) through private placement in September 2009, and the exchange of the security listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of TOPOINT will be removed on September 23, 2012.

(9)  PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,252,604	$-	$(265,629)	$1,986,975
Buildings	26,156,535	(10,613,444)	(966,692)	14,576,399
Machinery and equipment	518,391,379	(422,516,750)	(467,551)	95,407,078
Transportation equipment	74,147	(61,284)	-	12,863
Furniture and fixtures	3,628,189	(3,005,196)	(9,349)	613,644
Leasehold improvement	743,758	(103,476)	-	640,282
Construction in progress and prepayments	25,916,914	-	-	25,916,914
Total	$577,163,526	$(436,300,150)	$(1,709,221)	$139,154,155

	As of March 31, 2010
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$1,049,619	$-	$(284,574)	$765,045
Buildings	21,009,427	(9,553,799)	(1,043,346)	10,412,282
Machinery and equipment	459,755,824	(400,433,652)	(506,588)	58,815,584
Transportation equipment	73,207	(62,111)	-	11,096
Furniture and fixtures	3,316,868	(2,879,703)	(10,549)	426,616
Leasehold improvement	53,084	(46,537)	-	6,547
Construction in progress and prepayments	20,460,965	-	-	20,460,965
Total	$505,718,994	$(412,975,802)	$(1,845,057)	$90,898,135

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a.    Total interest expense before capitalization amounted to NT$111 million and NT$109 million for the three-month periods ended March 31, 2011 and 2010, respectively.

Details of capitalized interest are as follows:

	For the three-month periods ended March 31,
	2011	2010
Buildings	$0	$18,758
Machinery and equipment	66,383	88,290
Furniture and fixtures	1,098	31
Others	11	11
Total interest capitalized	$67,492	$107,090

Interest rates applied	1.02%~2.80%	3.16%~3.17%

b.    Please refer to Note 5 for property plant and equipment pledged as collateral.

(10) OTHER ASSETS-OTHERS

	As of March 31,
	2011	2010
Leased assets	$1,098,280	$1,037,215
Deposits-out	923,922	798,359
Long-term prepayment	536,160	-
Others	106,266	112,107
Total	$2,664,628	$1,947,681

Please refer to Note 5 for Deposits-out pledged as collateral.

(11)  IMPAIRMENT LOSS

	For the three-month periods ended March 31,
	2011	2010
Long-term investments accounted for under the equity method	$9,503	$-
Financial assets measured at cost, noncurrent	109,492	7,423
Total	$118,995	$7,423

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$119 million and NT$7 million for its long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the three-month periods ended March 31, 2011 and 2010.

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(12)  SHORT-TERM LOANS

	As of March 31,
	2011	2010
Unsecured bank loans	$6,444,863	$95,682

	For the three-month periods ended March 31,
	2011	2010
Interest rates	0.54%~2.37%	0.55%~1.45%

The Company’s unused short-term lines of credits amounted to NT$15,312 million and NT$15,174 million as of March 31, 2011 and 2010, respectively.

(13)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
	2011	2010
Derivatives embedded in exchangeable bonds	$1,902,836	$1,740,855
Forward contracts	1,552	-
Total	$1,904,388	$1,740,855

During the three-month periods ended March 31, 2011 and 2010, net gains arising from financial liabilities at fair value through profit or loss were NT$300 million and NT$128 million, respectively.

(14)  BONDS PAYABLE

	As of March 31,
	2011	2010
Unsecured domestic bonds payable	$-	$7,500,000
Unsecured exchangeable bonds payable	5,953,340	6,424,192
Less: Discounts on bonds payable	(847,828)	(1,140,971)
Total	5,105,512	12,783,221
Less: Current or exchangeable portion	(5,105,512)	(12,783,221)
Net	$-	$-

a.     During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million.  The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively.  Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR.  The five-year bonds and seven-year bonds were fully repaid on June 24, 2008 and June 24, 2010, respectively.

18

b.    On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

(a)  Issue Amount: US$127.2 million

(b)  Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)  Redemption

i.      UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD32.197=USD1.00.

ii.    UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.    Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

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(d)       Terms of Exchange

i.           Underlying Securities: Common shares of Unimicron.

ii.         Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.       Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD32.197=USD1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD49.6829 per share on March 31, 2011.

(e)    Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.            UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.          The bondholders shall have exercised the exchange right before maturity; or

iii.        The bonds shall have been redeemed or purchased by UMC and cancelled.

c.    On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.   The terms and conditions of the bonds are as follows:

(a)    Issue Amount: US$80 million

(b)       Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)    Redemption

i.            UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD32.197=USD1.00.

20

ii.      UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.    UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.    All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.      Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.    In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)           Terms of Exchange

i.        Underlying Securities: Common shares of Novatek.

ii.      Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.    Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD102.4836 per share on March 31, 2011.

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(e)        Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

d.   Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$5,953,340

(15)    LONG-TERM LOANS

a.  Details of long-term loans are as follows:

Lender	As of March 31, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan	$641,666	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	5,540,000	Repayable semiannually from February 10, 2012 to August 10, 2015 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,350,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	55,400	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	8,707,066
Less: Administrative expenses from syndicated loans	(10,909)
Less: Current portion	(1,395,433)
Total	$7,300,724

	For the three-month period ended March 31, 2011
Interest Rates	1.14%~2.10%

22

Lender	As of March 31, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Subtotal	900,000
Less: Current portion	(102,933)
Total	$797,067

	For the three-month period ended March 31, 2010
Interest Rates	1.28%~1.63%

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b.   The long-term loans on March 31, 2011 will be repaid by installments with the last payment on December 31, 2015.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2011 (2nd quarter and thereafter)	$595,950
2012	2,260,668
2013	2,197,372
2014	1,901,538
2015	1,751,538
Total	$8,707,066

c.    Please refer to Note 5 for property, plant and equipment pledged as collateral for long- term loans.

(16) CAPITAL STOCK

a.    UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of March 31, 2010, each at a par value of NT$10.

b.   UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of March 31, 2010.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of March 31, 2010.  One ADS represents five common shares.

c.    Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the three-month period ended March 31, 2010.  The issuance process through the authority had been completed.

d.   On December 31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.    UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of March 31, 2011, each at a par value of NT$10.

f.    UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of March 31, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of March 31, 2011.  One ADS represents five common shares.

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(17)  EMPLOYEE STOCK OPTIONS

On October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
November 26, 2003	57,330	-	-	$33.70
March 23, 2004	33,330	-	-	$31.25
July 1, 2004	56,590	-	-	$28.24
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	7,758	5,409	$22.37
August 16, 2005	54,350	23,828	16,612	$29.47
September 29, 2005	51,990	32,983	22,994	$26.89
January 4, 2006	39,290	13,450	9,377	$23.17
May 22, 2006	42,058	20,120	14,027	$25.19
August 24, 2006	28,140	11,025	7,686	$24.09
December 13, 2007	500,000	367,179	367,179	$18.03
June 19, 2009	300,000	264,384	264,384	$10.40
Total	1,206,738	740,727	707,668

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

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a.  A summary of the Company’s stock option plan, and related information for the three-month periods ended March 31, 2011 and 2010 is as follows:

	For the three-month periods ended March 31,
	2011			2010
	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	752,700	718,876	$16.05	861,771	809,566	$16.59
Exercised	-	-	$-	(141)	(141)	$18.03
Forfeited	(11,973)	(11,208)	$16.43	(16,537)	(15,583)	$15.96
Expired	-	-	$-	(12,628)	(8,804)	$31.25
Outstanding at end of period	740,727	707,668	$16.04	832,465	785,038	$16.44

Exercisable at end of period	378,438	345,887	$19.77	341,653	297,323	$20.93

b. The information on the Company’s outstanding stock options as of March 31, 2011, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2004.09.30	$22.37~$29.47	64,569	45,015	0.40	$27.30	63,921	44,563	$27.28
2005.12.22	$23.17~$25.19	44,595	31,090	1.09	$24.31	43,565	30,372	$24.30
2007.10.09	$18.03	367,179	367,179	2.70	$18.03	270,952	270,952	$18.03
2009.05.12	$10.40	264,384	264,384	4.22	$10.40	-	-	$-
		740,727	707,668	3.05	$16.04	378,438	345,887	$19.77

c. The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the three-month periods ended March 31, 2011 and 2010.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$63 million and NT$63 million using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39) for the three-month periods ended March 31, 2011 and 2010, respectively.

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The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the three-month period ended March 31, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$4,483,493	$4,483,493
Earnings per share (NTD)	$0.36	$0.35
Pro forma net income	$4,447,460	$4,447,460
Pro forma earnings per share (NTD)	$0.36	$0.35

	For the three-month period ended March 31, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$3,482,165	$3,482,165
Earnings per share (NTD)	$0.28	$0.27
Pro forma net income	$3,405,910	$3,405,910
Pro forma earnings per share (NTD)	$0.27	$0.27

The fair value of the options outstanding as of March 31, 2011 and 2010 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payment were as follows:

Factors	Before	After
Expected dividend yields	1.37~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18)  TREASURY STOCK

a. Changes in treasury stock during the three-month periods ended March 31, 2011 and 2010 are as follows:

For the three-month period ended March 31, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of March 31, 2011
For transfer to employees	457,934	-	-	457,934

For the three-month period ended March 31, 2010

(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of March 31, 2010
For transfer to employees	221,909	300,000	-	521,909

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b. According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2011 and 2010, were 1,299 million shares and 1,299 million shares, while the ceiling amounts were NT$62,996 million and NT$52,085 million, respectively.

c. In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d. As of March 31, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$15.30 per share.  The closing price on March 31, 2011 was NT$15.30.

As of March 31, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$16.85 per share.  The closing price on March 31, 2010 was NT$16.85.

(19)  RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.     Payment of all taxes and dues;

b. Offset prior years’ operation losses;

c.     Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.   Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e. After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.  The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

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The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the three-month periods ended March 31, 2011 and 2010, the amounts of the employee bonus and remunerations to directors and supervisors were estimated.  The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2010 unappropriated retained earnings has not yet been approved by the stockholders’ meeting as of the reporting date.  Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

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The distributions of cash dividend, employee bonus and directors’ remuneration for 2010 and 2009 were approved through board of directors meeting and stockholders’ meeting held on March 16, 2011 and June 15, 2010, respectively.  The details of distribution are as follows:

	2010	2009
Cash Dividend	NT$1.12 per share	NT$0.50 per share
Employee bonus – Cash (in NT thousand dollars)	2,476,611	965,003
Directors’ remuneration (in NT thousand dollars)	21,402	9,584

Employee bonus and directors’ remuneration for 2009 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 17, 2010.

(20)  EARNINGS PER SHARE

For the three-month periods ended March 31, 2011 and 2010, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the three-month periods ended March 31, 2011 and 2010, are disclosed as follows:

	For the three-month period ended March 31, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$4,928,880	$4,483,493	12,513,899	$0.39	$0.36
Effect of dilution
Employee bonus	$-	$-	202,868
Employee stock option	-	-	93,287
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$4,928,880	$4,483,493	12,810,054	$0.38	$0.35

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	For the three-month period ended March 31, 2010
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$3,627,950	$3,482,165	12,638,040	$0.29	$0.28
Effect of dilution
Employee bonus	$-	$-	88,092
Employee stock option	-	-	108,824
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$3,627,950	$3,482,165	12,834,956	$0.28	$0.27

4. RELATED PARTY TRANSACTIONS

(1)  Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMCI LTD.	Equity Investee (has filed for liquidation on July 30, 2010)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (has filed for liquidation on June 26, 2009)
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
XGI TECHNOLOGY INC.	Equity Investee (ceased to be an equity investee since June 2010)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
MOS ART PACK CORP.	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an equity investee since July 2010)
POWER LIGHT TECH CO., LTD.	Subsidiary’s equity investee
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July, 2010)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February, 2010)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March, 2010)
UNIMICRON CORPORATION	Subsidiary’s director (since October, 2010)
CRYSTALWISE TECHNOLOGY INC.	Same chairman with UMC (since September, 2010)
JINING SUNRICH SOLARENERGY CORPORATION	Same general manager with subsidiaries (since October, 2010)

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(2) Significant Related Party Transactions

a. Operating revenues

	For the three-month periods ended March 31,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$95,840	0	$182,141	1
Others	117,066	1	20,064	0
Total	$212,906	1	$202,205	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b. Accounts receivable, net

	As of March 31,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$118,979	1	$142,736	1
Others	54,815	0	86,908	0
Total	173,794	1	229,644	1
Less：Allowance for sales returns and discounts	(449)		(1,804)
Less：Allowance for doubtful Accounts	-		(69,219)
Net	$173,345		$158,621

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5. ASSETS PLEDGED AS COLLATERAL

As of March 31, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,857	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Machinery and equipment	7,855,753	Bank of Taiwan, First Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	39,232	First Commercial Bank	Collateral for long- term loans
Total	$8,712,085

As of March 31, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$619,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	20,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	3,860,427	Bank of Taiwan	Collateral for long- term loans
Total	$4,528,652

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6. COMMITMENTS AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$5.1 billion.  Royalties and development fees payable in future years are NT$2.1 billion as of March 31, 2011.

(2) The Company signed several construction contracts for the expansion of its factory premise.  As of March 31, 2011, these construction contracts amounted to approximately NT$7.6 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.7 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2011 (2nd quarter and thereafter)	$301,059
2012	350,364
2013	315,456
2014	276,917
2015	253,769
2016 and thereafter	1,654,307
Total	$3,151,872

(4)  On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities.  On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. (HeJian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time,  UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies.  However, no promise was made by UMC and no written agreement was made and executed.  Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

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Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC.  The stockholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC.  The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance.  The holding company of HeJian has put all such shares in escrow.  UMC was informed of such escrow on August 4, 2006.  The subscription price per share of the holding company of HeJian in the last offering was US$1.1.  Therefore, the total market value of the said shares is worth more than US$110 million.  However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow UMC to acquire and exercise.  In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA).  However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006.  On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC.  UMC had filed an administrative litigation case against MOEA on December 8, 2006.  Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007.  MOEA filed an appeal against UMC on August 10, 2007.  On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.  On July 21, 2010, Taipei High Administrative Court ruled against UMC, and UMC appealed the ruling on August 23, 2010.  The case is currently under the review of the Supreme Administrative Court.

(5)  UMC convened its Board of Directors meeting and stockholders’ meeting on April 29, 2009 and June 10, 2009, respectively, and approved the acquisition of all outstanding shares of HeJian ("Acquisition") through purchasing the holding company of HeJian.  Depending upon government approval, the Acquisition consisted of consideration of no more than US$285 million in the form of common shares, ADSs, or cash.  However, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADSs as payment options.  Furthermore, HeJian’s stockholders did not agree to accept cash-only payment.  As such, considering contractual timeliness and changes in the overall environment after signing the contract, the Board resolved at its Board of Directors meeting held on November 18, 2010 to terminate the Merger Agreement and sent out a termination notice in accordance with the Merger Agreement subsequent to the resolution.

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In order to achieve its global market objectives, UMC’s Board of Directors approved an offer on March 16, 2011 to the stockholders of Best Elite International Limited (Best Elite), the ultimate holding company of HeJian, to purchase up to 30% of the preferred shares of Best Elite based on the latest book value and market conditions.  UMC will file the offer with government authorities based on related regulations and make progress announcements accordingly.

7. SIGNIFICANT DISASTER LOSS

None.

8. SIGNIFICANT SUBSEQUENT EVENT

On January  27, 2011, the board of directors of UNITED LIGHTING OPTO-ELECTRONIC INC., a subsidiary of UMC, resolved to merge with POWER LIGHT TECH CO., LTD. (PLT), an equity investee of the Company, effective April 1, 2011 to integrate group resources and improve operating performance.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC.  After the business combination, the Company’s ownership interest was approximately 55% of the new surviving company.

9. OTHERS

(1)   Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)   Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts.  The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

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Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years.  The floating rate is reset annually.

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

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(3)  Information of financial instruments

a.   Fair value of financial instruments

	As of March 31,
	2011		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$49,643,038	$49,643,038	$62,766,520	$62,766,520
Financial assets at fair value through profit or loss	1,094,740	1,094,740	2,041,508	2,041,508
Receivables	19,025,058	19,025,058	18,447,097	18,447,097
Restricted assets	20,791	20,791	-	-
Available-for-sale financial assets	32,603,247	32,603,247	37,397,360	37,397,360
Financial assets measured at cost	8,459,881	-	7,460,644	-
Long-term investments accounted for under the equity method	9,485,481	9,249,600	11,897,422	11,342,556
Prepayment for long-term investments	428,499	-	-	-
Debts investment without active market	-	-	17,964	-
Deposits-out	923,922	923,922	798,359	798,359

Derivative

Interest rate swap agreements	-	-	88,535	88,535
Forward contracts	3,842	3,842	2,928	2,928
Derivatives embedded in convertible bonds	-	-	36,267	-

Financial Liabilities

Non-derivative

Short-term loans	6,444,863	6,444,863	95,682	95,682
Payables	28,991,934	28,991,934	19,847,024	19,847,024
Bonds payable (current portion included)	5,105,512	5,222,831	12,783,221	12,522,594
Long-term loans (current portion included)	8,696,157	8,696,157	900,000	900,000

Derivative

Derivatives embedded in exchangeable bonds	1,902,836	1,902,836	1,740,855	1,740,855
Forward contracts	1,552	1,552	-	-

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b.   The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.           The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans and payables.

ii.         The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.       The fair value of long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.       The fair value of financial assets measured at cost, prepayment for long-term investments and debts investment without active market are unable to be estimated since there is no active market in trading those unlisted investments.

v.         Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.       The fair value of bonds payable is determined by the market price or other information.

vii.     The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.   The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the other information.

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c.   The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

Non-derivative

Financial Instruments

	2011.03.31	2010.03.31	2011.03.31	2010.03.31

Financial assets

Financial assets at fair value through profit or loss	$1,094,740	$2,041,508	$-	$-
Available-for-sale financial assets	32,603,247	36,253,365	-	1,143,995
Long-term investments accounted for under the equity method	-	-	9,249,600	11,342,556
Financial liabilities
Bonds payable (current portion included)	-	7,187,123	5,222,831	5,335,471
Long-term loans (current portion included)	-	-	8,696,157	900,000

Derivative

Financial Instruments

Financial assets

Interest rate swap agreements	-	-	-	88,535
Forward contracts	-	-	3,842	2,928

Financial liabilities

Derivatives embedded in exchangeable bonds	-	-	1,902,836	1,740,855
Forward contracts	-	-	1,552	-

d.  For the three-month periods ended March 31, 2011 and 2010, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains of NT$322 million and NT$224 million, respectively.

e.   UMC’s derivative financial assets with cash flow interest rate risk exposure were NT$0 and NT$89 million as of March 31, 2011 and 2010, respectively.

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f.    During the three-month periods ended March 31, 2011 and 2010, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$39 million and NT$34 million, respectively, while interest expenses for the three-month periods ended March 31, 2011 and 2010 were NT$111 million and NT$109 million, respectively.

(4)  UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a. UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years.  The floating rate was reset annually.  The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

As of March 31, 2010, UMC had the following interest rate swap agreements outstanding:

As of March 31, 2010

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.  The details of forward contracts entered into by UMC are summarized as follows:

As of March 31, 2011

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 56 million	February 25, 2011 to April 25, 2011

As of March 31, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 198 million	March 16, 2010 to April 22, 2010

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c.   Transaction risk

(a)  Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)  Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.  The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)  Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes.  Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

d.  The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of March 31, 2011 and 2010, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$0 and NT$89 million, respectively.  Related valuation gains of NT$0 and NT$0.1 million were recorded under non-operating income for the three-month periods ended March 31, 2011 and 2010, respectively.

As of March 31, 2011 and 2010, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$4 million and NT$3 million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to the NT$2 million and NT$0, respectively.  And for the changes in valuation, a loss of NT$23 million and a gain of NT$50 million were recorded under non-operating expenses and income for the three-month periods ended March 31, 2011 and 2010, respectively.

(5)  Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2011 and 2010 are disclosed in Attachment 1.

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(6)   On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million.  In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN’s noncurrent assets.  After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain.

(7)  The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SHANDONG HUAHONG ENERGY INVEST CO., INC., jointly controlled entities, since June 1, 2010, July 6, 2010 and January 7,2011, respectively.  The summarized financial information which the Company recognized is as follows:

Items	As of March 31, 2011
Current assets	$744,960
Noncurrent assets	1,789,557
Current liabilities	276,072
Long-term liabilities	273,943

Items	For the three-month period ended March 31, 2011
Revenues	$18,904
Expenses	8,398

(8)  The Company acquired controlling interests in MOS and TOPCELL through acquiring newly issued shares in February 2010 and March 2010, respectively, and consolidated the income/earnings and expenses/losses of these two subsidiaries from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

Items	For the three-month period ended March 31, 2010
Cash paid for acquisition of subsidiaries	$848,690
Add: Cash received from minority stockholders for acquiring newly issued shares	396,310
Less: Prepayment for long-term investments	(371,310)
Less: Cash balance of subsidiaries	(1,318,866)
Net cash received from acquisition of subsidiaries	$(445,176)

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(9)  The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of March 31, 2011			As of March 31, 2010
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,086,588	29.36	$31,903,424	$780,691	31.69	$24,740,104
JPY	21,483,105	0.3540	7,604,763	20,521,889	0.3387	6,950,765
EUR	17,083	41.65	711,588	1,587	42.49	67,429
SGD	31,696	23.26	737,237	31,937	22.61	722,118
CNY	44,432	4.47	198,723	4,443	4.64	20,624

Non-Monetary items
USD	28,351	29.36	832,389	40,073	31.69	1,269,903
CHF	2,649	32.00	84,762	1,551	29.73	46,117

Long-term investments accounted for under the equity method
USD	126,140	29.31	3,697,486	120,085	31.65	3,801,201
SGD	10,383	23.22	241,085	11,000	22.61	248,675

Joint controlled entities
USD	7,431	28.92	214,930	-	-	-
CNY	151,680	4.44	673,744	-	-	-

Financial Liabilities
Monetary items
USD	740,967	29.46	21,828,821	532,622	31.79	16,932,033
JPY	7,715,257	0.3573	2,757,012	3,831,120	0.3428	1,313,307
EUR	7,802	41.89	326,797	2,225	42.88	95,417
SGD	23,715	23.44	555,891	29,410	22.79	670,250
CNY	6,908	4.49	31,040	18	4.72	85

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10.   Operating Segment Information

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2011, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  Reportable segment information for the three-month periods ending March 31, 2011 and 2010 are as follows:

	For the three-month period ended March 31, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$28,855,937	$2,309,739	$31,165,676	$-	$31,165,676
Segment profit (loss)	4,448,043	(164,640)	4,283,403	129,407	4,412,810
Segment assets	264,445,288	29,506,567	293,951,855	(10,812,259) (Note)	283,139,596
Segment liabilities	44,045,030	13,515,467	57,560,497	(33,926)	57,526,571
Capital expenditure	12,924,045	2,767,352	15,691,397	-	15,691,397
Depreciation	7,254,830	366,116	7,620,946	-	7,620,946
Investment gain (loss) accounted for under the equity method	(179,554)	(20,850)	(200,404)	129,407	(70,997)
Income tax expense	(436,308)	(9,531)	(445,839)	-	(445,839)

	For the three-month period ended March 31, 2010
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$27,337,792	$-	$27,337,792	$-	$27,337,792
Segment profit (loss)	3,466,637	(25,546)	3,441,091	24,411	3,465,502
Segment assets	248,564,964	3,281,891	251,846,855	(2,962,350) (Note)	248,884,505
Segment liabilities	40,009,487	19,903	40,029,390	(33,849)	39,995,541
Capital expenditure	10,036,043	925	10,036,968	-	10,036,968
Depreciation	7,976,329	14	7,976,343	-	7,976,343
Investment gain (loss) accounted for under the equity method	(172,292)	(8,155)	(180,447)	24,411	(156,036)
Income tax expense	(145,887)	-	(145,887)	-	(145,887)

Note:    The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2011

	Related Party	Counterparty		Transactions
No. (Note1)			Relationship with the Company (Note 2)	Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,532,243	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,003,383	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	212,933	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	141,952	-	0%

For the three-month period ended March 31, 2010

	Related Party	Counterparty		Transactions
No. (Note1)			Relationship with the Company (Note 2)	Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$12,763,882	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,222,166	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	8,822	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	213,635	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	137,550	-	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows：
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.